SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)
________________________

NATHAN’S FAMOUS, INC.
(Name of Subject Company)
________________________

NATHAN’S FAMOUS, INC.
(Names of Filing Persons - Offeror)
________________________

Common Stock, $.01 Par Value
(Title of Class of Securities)
________________________

632347100
(CUSIP Number of Class of Securities)
________________________

Eric Gatoff
Chief Executive Officer
Nathan’s Famous, Inc.
One Jericho Plaza
Jericho, New York 11753
(516) 338-8500
(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$13,177,098	$1,510.10

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that 598,959 outstanding shares of common stock, par value $.01 per share, will be purchased at the maximum tender offer price of $22.00 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction. $1,260.60 of the filing fee was previously paid so $249.50 will be paid in conneciton with this amendment.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,260.60

Form or Registration No.:  SC TO-I

Filing Party:  Nathan’s Famous, Inc.

Date Filed:  December 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on December 8, 2011, as amended and supplemented by Amendment No. 1 filed on December 16, 2011 (as amended and supplemented, the “Schedule TO”), relating to the offer (the “Offer”) by Nathan’s Famous, Inc. (the “Company”) to purchase up to 500,000 shares of its common stock, $.01 par value per share, at a price not less than $20.00 nor greater than $22.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated December 8, 2011 (the “Offer to Purchase”), a copy of which is attached to the Tender Offer Statement as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached to the Tender Offer Statement as Exhibit (a)(1)(B).  Pursuant to the terms of the tender offer, the Company exercsied the option to purchase up to an additional 2% of its outstanding shares of common stock (98,959 shares). The Tender Offer Statement on Schedule TO, as amended by this Amendment No. 2, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, and is supplemented and amended by the information specifically provided herein.

 All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.

“Item 11. Additional Information” to the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On January 13, 2012, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 Midnight, Eastern Time, on January 12, 2012. A copy of such press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

Item 12. EXHIBITS

“Item 12. Exhibits” to the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a) (5) (B)                      Press Release dated January 13, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATHAN’S FAMOUS, INC.

By:	/s/ Ronald DeVos
Name:	Ronald DeVos
Title:	Vice President - Finance and Chief Financial Officer

Date: January 13, 2012

Exhibit Index

(a)	(1)	(A)	Offer to Purchase for Cash, dated December 8, 2011.

		(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

		(C)	Notice of Guaranteed Delivery.

		(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

		(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

		(F)	Form of letter to stockholders.

	(5)	(A)	Press Release dated December 5, 2011. Incorporated by reference to the Schedule TO-C filed by the Company on December 5, 2011.

		(B)	Press Release dated January 13, 2012.

(b)	Not applicable.

(d)	(1)	Rights Agreement dated as of June 4, 2008 between the Company and AST. Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on June 6, 2008.

	(2)	Nathan’s Famous, Inc. 2001 Stock Option Plan, as amended. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 12, 2007.

	(3)	Nathan’s Famous 2002 Stock Incentive Plan. Incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (File No. 333-101355), filed on November 20, 2002.

	(4)	Nathan’s Famous, Inc. 2010 Stock Incentive Plan. Incorporated by reference to Exhibit A to the Company’s Proxy Statement on Schedule 14A, filed on July 23, 2010.

(5)
10b5-1 Issuer Securities Repurchase Instructions, dated September 10, 2010, between the Company and Mutual Securities, Inc. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 10, 2010.

(6)
First Amendment to 10b5-1 Issuer Securities Repurchase Instructions between the Company and Mutual Securities, Inc. dated February 3, 2011.  Incorporated by reference to Exhibit 10.1 to Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010, filed on February 4, 2011.

(7)
Third Amendment to 10b5-1 Issuer Securities Repurchase Instructions between the Company and Mutual Securities, Inc., dated August 4, 2011.  Incorporated by reference to Exhibit 10.39 to Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2011, filed on August 5, 2011.

(8) 401K Plan and Trust. Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 33-56976).

(9)
Employment Agreement, dated as of December 15, 2006 and effective as of January 1, 2007, by and between the Company and Eric Gatoff.  Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on December 18, 2006.

(10)
Employment Agreement, dated as of December 15, 2006 and effective as of January 1, 2007, by and between the Company and Howard M. Lorber.  Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 15, 2006.

(11)
Employment Agreement, dated December 28, 1992, by and between the Company and Wayne Norbitz.  Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 33-56976).

(12)
Amendment, dated November 8, 1993, to the Employment Agreement, dated December 28, 1992, by and between the Company and Wayne Norbitz.  Incorporated by reference to Exhibit 10.19 to the Company’s Annual Report filed on Form 10-K for the fiscal year ended March 27, 1994.

(13)
Modification Agreement, dated December 31, 1996, to the Employment Agreement, dated December 28, 1992, by and between the Company and Wayne Norbitz.  Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report filed on Form 10-Q for the fiscal quarter ended December 29, 1996, filed on February 5, 1997.

(14)
Employment Agreement, dated as of November 6, 2007 and effective as of May 31, 2007, by and between the Company and Donald L. Perlyn.  Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 23, 2007, filed on November 6, 2007.

(g)	None.

(h)	Not applicable.